

October 2, 2015

Mail Stop 4546

<u>Via Email</u>
Thomas D. Miller
Chief Executive Officer
Quorum Health Corporation
4000 Meridian Boulevard
Franklin, Tennessee 37067

> **Re: Quorum Health Corporation**
> **Form 10**
> **Filed September 4, 2015**
> **File No. 001-37550**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Market and Industry Data, page i</u>

1.   You are responsible for the information in your registration statement. Please delete any statements implying otherwise.

<u>Our Competitive Strengths, page 4</u>

2.   Please reconcile your statement that you have a "large, diversified portfolio" which allows you to "reduce exposure to economic and reimbursement trends in any other region" and your statement on page 60-61 that your "broad footprint helps to reduce exposure to economic and reimbursement trends in any one region" with your statement on page 27 that your "revenues are particularly sensitive to regulatory and economic changes in a state in which [you] generate a significant portion of [y]our revenues."

Risk Factors, page 22

A significant decline in operating results or other indicators of impairment at one or more of our facilities … , page 24

3.   We note your disclosure that declining operating results at one of your facilities could potentially result in a material, non-cash charge to earnings. Please expand your disclosure to give some indication of how this risk is distributed throughout your hospital network. For example, please indicate whether there are certain facilities the impairment of which would impose a materially greater risk than the rest.

If our development and implementation of information systems to comply with ICD-10 coding is not effective …, page 28

4.   We note that your hospitals are required to transition to the ICD-10 code by October 1, 2015 and that, as of September 4, 2015, you were in the process of transitioning to this system. Please disclose whether your transition is complete.

Anti-takeover provisions in our organizational documents…, page 37

5.   Please disclose, if true, that your organizational documents will prohibit stockholders from calling special meetings and will also provide that Delaware will be the sole and exclusive forum for certain types of lawsuits that may be initiated by your stockholders.

The Separation and Distribution, page 41

Formation of QHS and CHS Internal Corporate Reorganization, page 43

6.   In order for investors to better understand the changes in your organizational structure as a result of the CHS internal corporate reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the CHS internal corporate reorganization and your corporate structure after the spin-off.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 57

7.   Please clarify why each adjustment in (D) on page 57 will have a continuing impact and is factually supportable pursuant to Rule 11-01(b)(6) of Regulation S-X. In addition, please tell us why no adjustment has been made to the pro forma balance sheet for each agreement or tell us where the adjustment has been made.

8.   Where you present multiple adjustments for a line item on the pro forma financial statements or within one note to the pro formas, please separately discuss the nature and amount of each adjustment in the notes to the pro forma financial statements.

Business, page 58

Our Hospitals, page 61

9.   Please expand your disclosure to provide more detail regarding your relationship with the local boards of trustees for each of your hospitals, including a discussion of any formal legal relationships between you and them.

Supply Contracts, page 77

10.   We note that you will purchase medical supplies, equipment, pharmaceuticals, and other items under an agreement with HealthTrust. Please expand your disclosure to provide a description of this arrangement and, if it is material to your business, please file a copy of the agreement as an exhibit.

Legal Proceedings, page 83

11.   We note your disclosure that CHS has agreed to indemnify you for certain legal proceedings and your loss contingencies relating to outcomes or events occurring prior to the closing of the spin-off. Please revise this section to indicate CHS' indemnification obligation in each of the CHS legal proceedings you describe.

Results of Operations, page 95

12.   We note that your total operating expenses, and each of your salaries and benefits expenses, other operating expenses, and supplies expenses, all decreased from the six months ended June 30, 2014 to the six months ended June 30, 2015. Please describe these results in light of your strategy of growth through, among other things, selective acquisitions and recruitment of physicians and non-physician providers with a broad range of specialties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

Capital Resources, page 105

13.   We note that CHS has historically managed cash and cash equivalents on a centralized basis. Please expand your disclosure in this section to describe your anticipated cash management arrangements going forward.

<u>Critical Accounting Policies, page 107</u>

<u>Allowance for Doubtful Accounts, page 108</u>

14.   Please quantify each factor which resulted in the significant increase in accounts receivable from December 31, 2013 to December 31, 2014. In addition, you state on page 109 that Days revenue outstanding was 72 days at June 30, 2015, 69 days at December 31, 2014 and 64 days at December 31, 2013. Please clarify why the days revenue outstanding has increased for each period.

15.   Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other third-party payors, and Self-pay).

<u>Item 15(b). Exhibits</u>

16.   Please file the CIC Agreements with your named executive officers that you will assume in connection with the spin-off.

17.   Please file copies of all material credit documentation as exhibit(s) when they become available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Lisa Vanjoske, Staff Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director